Mail Stop 3561

October 16, 2006

BY U.S. Mail and Facsimile

Mr. H. Melville Hope, III
 Chief Financial Officer
AFC ENTERPRISES, INC.
5555 Glenridge Connector, NE Suite 300
Atlanta, Georgia 30342

   Re: **AFC Enterprises, Inc.**
      Form 10-K for Fiscal Year Ended December 25, 2005
      File No. 0-32369

Dear Mr. Hope:

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        David R. Humphrey
        Branch Chief